PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413
(315) 738-0600

August 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Alexandra Barone

Re:	PAR Technology Corporation Registration Statement on Form S-3 Filed August 30, 2021 File No. 333-259170

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PAR Technology Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above-referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on September 2, 2021 or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046.

Sincerely,

PAR TECHNOLOGY CORPORATION

/s/ Cathy King
Cathy King
General Counsel

cc:	Boris Dolgonos, Gibson, Dunn & Crutcher LLP